UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________________________________________

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

_____________________________________________________________________________

Innovative Solutions and Support, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45769N-10-5

(CUSIP Number)

Estate of Geoffrey S. M. Hedrick

c/o Innovative Solutions and Support, Inc.

Attn: Christopher Scott Ginieczki, Personal Representative of Estate

720 Pennsylvania Drive

Exton, PA 19341

(610) 646-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2022

(Date of Event Which Requires Filing of This Statement)

_____________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP 45769N-10-5

1	NAME OF REPORTING PERSON

Estate of Geoffrey S. M. Hedrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,535,159
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

3,535,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,535,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.42% (1)
14	TYPE OF REPORTING PERSON

OO

(1)	Calculated based on 17,316,213 shares of common stock of the Issuer (as hereinafter defined) outstanding as of November 30, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022.

SCHEDULE 13D

CUSIP 45769N-10-5

1	NAME OF REPORTING PERSON

Christopher Scott Ginieczki, as Personal Representative of the Estate of Geoffrey S. M. Hedrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,556,107 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

3,556,107 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,556,107 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.54% (2)
14	TYPE OF REPORTING PERSON

IN

(1)	Amount includes 3,535,159 shares of common stock of the Issuer owned by the Estate and 20,948 shares of common stock of the Issuer owned by the Ginieczki Family Trust of which Mr. Ginieczki is a co-trustee.
(2)	Calculated based on 17,316,213 shares of common stock of the Issuer (as hereinafter defined) outstanding as of November 30, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022.

SCHEDULE 13D

CUSIP 45769N-10-5

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Innovative Solutions and Support, Inc., a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 720 Pennsylvania Drive, Exton, Pennsylvania 19341.

Item 2. Identity and Background.

(a)                  This Schedule 13D is being filed jointly by (i) the Estate of Geoffrey S. M. Hedrick (the “Estate”), an estate created under the laws of the State of Florida following the death of Mr. Hedrick, and (ii) Christopher Scott Ginieczki, who was appointed as Personal Representative of the Estate on March 17, 2022. Prior to his death, Mr. Hedrick, previously filed on Schedule 13G, as amended, to report his securities ownership in the Issuer.

Mr. Ginieczki, in his capacity as Personal Representative of the Estate is sometimes referred to herein as the “Personal Representative,” and together with the Estate, the “Reporting Persons.”

(b)                 The Estate’s address is c/o Innovative Solutions and Support, Inc., Attn: Christopher Scott Ginieczki, Personal Representative of Estate, 720 Pennsylvania Drive, Exton, PA 19341. Mr. Ginieczki’s business address is set forth below.

(c)                  Prior to his death, Mr. Hedrick was the Chairman and Chief Executive Officer of the Issuer. Mr. Ginieczki’s principal occupation is to serve as Vice President and Treasurer of NVIDIA Corporation, whose address is 2788 San Tomas Expressway, Santa Clara, CA 95051.

(d)                 During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                 During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                  Prior to his death, Mr. Hedrick was a citizen of the United States. The Estate was created under the laws of the State of Florida following the death of Mr. Hedrick. Mr. Ginieczki is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Estate acquired 3,535,159 shares of Common Stock of the Issuer on March 17, 2022, for no consideration upon creation of the Estate following the death of Mr. Hedrick.

Item 4. Purpose of Transaction.

The Estate acquired 3,535,159 shares of Common Stock of the Issuer on March 17, 2022, upon creation of the Estate following the death of Mr. Hedrick, the former Chairman and Chief Executive Officer of the Issuer. Mr. Ginieczki was appointed as Personal Representative of the Estate on March 17, 2022. Accordingly, beneficial ownership may be attributable to Mr. Ginieczki with respect to the Common Stock of the Issuer beneficially owned by the Estate. Mr. Ginieczki disclaims beneficial ownership of these shares of Common Stock except to the extent of his pecuniary interest therein and this report shall not be deemed an admission that such person is the beneficial owner of such shares.

The Estate presently contemplates that, to the extent deemed advisable in light of market conditions or other factors, it will dispose of a majority of its shares of Common Stock of the Issuer pursuant to sales in accordance with the volume and other limitations imposed by Rule 144 under the Securities Act of 1933, as amended, or otherwise in compliance with applicable law. The Estate may, at any time and from time to time, review or reconsider its position and/or change its purpose.

Item 5. Interest in Securities of the Issuer.

(a)-(b)     The Reporting Persons may be deemed to beneficially own 3,535,159 shares of Common Stock of the Issuer, which represent approximately 20.42% of the outstanding Common Stock of the Issuer, based on 17,316,213 shares of Common Stock of the Issuer outstanding as of November 30, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022. The Reporting Persons have shared voting and dispositive power over the 3,535,159 shares of Common Stock of the Issuer, which were previously owned directly by Mr. Hedrick prior to his death and are now owned by the Estate. In addition, Mr. Ginieczki may be deemed to share voting and dispositive power over 20,948 shares of Common Stock of the Issuer that are held by the Ginieczki Family Trust, of which Mr. Ginieczki is a co-trustee.

(c)      None.

(d)     None.

(e)     Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock of the Issuer.

Item 7.      Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of December 27, 2022, between the Estate of Geoffrey S. M. Hedrick and Christopher Scott Ginieczki, as Personal Representative of the Estate of Geoffrey S. M. Hedrick.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2022

Estate of Geoffrey S. M. Hedrick

By:	/s/ Christopher Scott Ginieczki
	Name:	Christopher Scott Ginieczki
	Title:	Personal Representative of the Estate of Geoffrey S. M. Hedrick

/s/ Christopher Scott Ginieczki
Christopher Scott Ginieczki, as Personal Representative of the Estate of Geoffrey S. M. Hedrick